UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 27, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Emergent Capital, Inc.

File No. 005-86093 - CF#35222

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Emergent Capital, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule TO-I filed on April 18, 2017, as amended.

Based on representations by Emergent Capital, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit (d)(3)	through June 7, 2027
Exhibit (d)(4)	through June 7, 2027
Exhibit (d)(5)	through June 7, 2027
Exhibit (d)(6)	through June 7, 2027
Exhibit (d)(7)	through June 7, 2027
Exhibit (d)(8)	through June 7, 2027
Exhibit (d)(9)	through June 7, 2027
Exhibit (d)(10)	through June 7, 2027
Exhibit (d)(11)	through June 7, 2027
Exhibit (d)(12)	through June 7, 2027
Exhibit (d)(13)	through June 7, 2027
Exhibit (d)(14)	through June 7, 2027
Exhibit (d)(15)	through June 7, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary